Lisa Terpenning
                                         Travelers Life & Annuity
                                         Legal Division - 18CP
                                         Telephone - 860-308-7752
                                         Email - lisa.m.terpenning@citigroup.com





April 18, 2003


Securities and Exchange Commission
Division of Investment Management
EDGAR Support
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Withdrawal of 485(b) filings:
         TIC Separate Account Eleven for Variable Annuities
           (File Number: 333-101778)
         TLAC Separate Account Twelve for Variable Annuities
           (File Number: 333-101814)
         TIC Separate Account Thirteen for Variable Annuities
           (File Number: 333-101777)
         TLAC Separate Account Fourteen for Variable Annuities
           (File Number: 333-101815)

On April 17, 2003, we filed the above four amendments to Form N-4 registration statements on Form 485BPOS pursuant to Rule 485(b). These filings were all made inadvertently, as these registration statements are not yet effective. On April 18, 2003, pre-effective amendment filings were made for these same registration statements, as was originally intended.

We respectfully request that these amendments filed pursuant to Rule 485(b), with a filing date of April 17, 2003 be withdrawn. We appreciate your assistance and should you need additional information please feel free to contact the undersigned at (860) 308-7752.


Sincerely,



/s/ Lisa Terpenning